                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2007


                              AETERNA ZENTARIS INC.
                       -----------------------------------

                       1405, Parc-Technologique Boulevard
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F     Form 40-F  X
                                    ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No   X
                                    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                 DOCUMENTS INDEX
                                 ---------------


Documents Description

1.        Press release dated March 26, 2007: AEterna Zentaris
          Announces Appointment of New President and CEO

                                                                          [LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS ANNOUNCES APPOINTMENT OF NEW PRESIDENT AND CEO


QUEBEC CITY, QUEBEC (CANADA), MARCH 26, 2007--AEterna Zentaris Inc. (TSX:
AEZ; NASDAQ: AEZS) a late-stage, global biopharmaceutical company focused on endocrine therapy and oncology, announced today the appointment of David J. Mazzo, Ph.D. as President and Chief Executive Officer (CEO), effective on April 9, 2007. Dr. Mazzo succeeds Gilles Gagnon who is leaving his position, effective today, as President and CEO and as a member of the Board of Directors. However, Mr. Gagnon will continue to work with the Company as a consultant.

"On behalf of our entire management team and the Board, I extend my thanks to Gilles for his tireless efforts, commitment and significant contributions. Gilles has played a key role in the growth and current positioning of the Company since he joined in 1999 and then became the President and CEO in 2003," said Dr. Eric Dupont, Executive Chairman of AEterna Zentaris. "We are pleased that Gilles is maintaining his involvement by acting as a special advisor to the Company and, therefore, will continue to contribute to our success."

Dr. Mazzo has spent more than 20 years in the pharmaceutical industry and is recognized for his leadership and strong scientific and regulatory expertise. He joins the Company from Chugai Pharma USA where he has been President and CEO since April 2003. Dr. Mazzo has broad experience working in a variety of multi-cultural environments in the USA, Europe and Asia where he amassed a track record of successful global product development, registration and launch. He has held positions of increasing responsibility with Merck, Baxter, Rhone-Poulenc Rorer, Hoechst Marion Roussel and Schering-Plough. Dr. Mazzo holds a B.A. in Honors (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University, as well as an M.S. in Chemistry and a Ph.D. in Analytical Chemistry from the University of Massachusetts (Amherst). He further complemented his American education as a Research Fellow at the Ecole Polytechnique Federale de Lausanne, Switzerland.

"The Board is delighted to have an executive with Dave's proven leadership credentials, successful drug development track record and commercialization experience at the helm as President and CEO," added Dr. Dupont. "We will benefit tremendously from his significant industry experience along with his scientific expertise. Dave is clearly the ideal person to lead the Company through this critical juncture in our emergence as a fully integrated biopharmaceutical company."

Dr. Mazzo added, "I am thrilled with this new opportunity and am very much looking forward to leading AEterna Zentaris through a period of significant and sustained growth and product success. My vision is to build a leading biopharmaceutical company by leveraging the solid foundation that has been established thus far while realizing the full potential of our robust development pipeline."

In order to further consolidate its position in the United States, the Company expects to open shortly an office in New Jersey.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CONTACTS:

INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420
jenene.thomas@aeternazentaris.com

MEDIA
Gregory Tiberend
Richard Lewis Communications, Inc.
(212) 827-0020

                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                AETERNA ZENTARIS INC.


Date: January 5, 2007           By: /s/ Mario Paradis
---------------------               --------------------------------------------
                                    Mario Paradis
                                    Vice President, Finance & Administration and
                                    Corporate Secretary